December 14, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attention:       Gary Todd
Accounting Reviewer
Mail Stop 3030

Re:         Cardima, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 19, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
File No. 000-22419

Dear Mr. Todd,

On behalf of Cardima, Inc. (the “Company”), we hereby respond to the Staff’s comments raised in its December 1, 2009 letter (the “Comment Letter”). The Staff’s comments from the Comment Letter are reproduced below in bold, and the Company’s responses immediately follow.

Form 10-Q for the fiscal quarter ended June 30, 2009

Item 4. Controls and Procedures, page 22

1.
We note your response to prior comment 5. It is unclear from your response whether assessments of internal control over financial reporting under Item 308T(a) of Regulations S-K were actually performed at March 31, 2009 and at June 30, 2009. If full assessments of internal control over financial reporting under 308T(a) were not performed at March 31, 2009 and at June 30, 2009, please amend your filings to remove management’s reports as of those dates.

The Company had developed and documented its procedures and processes for internal control over financial reporting. In 2009, the Company performed testing of its internal control procedures in the quarters ended at March 31, 2009 and June 30, 2009 in anticipation of the year-end assessment, and to provide reasonable support for management’s assessment of the effectiveness of the Company’s disclosure controls and procedures on a quarterly basis. Based on the results of the testing performed, the Company’s management concluded that there were no significant deficiencies or material weaknesses in internal control over financial reporting. Thus, the Company did not perform a full assessment of internal control over financial reporting under 308T(a) for the periods ended March 31, 2009 and June 30, 2009.

Pursuant to discussions with the SEC Staff, the Company will file an amendment to its Form 10-Qs filed for the quarter ending March 31, 2009 and the quarter ending June 30, 2009. The amended 10-Q filing will be abbreviated or limited to the revised language for “Item 4. Controls and Procedures”. The revision will include and clarify the information required by Items 307 and 308T(b) of Regulations S-K.

We trust that the foregoing adequately addresses the comment in the Comment Letter. Please contact the undersigned at 510-354-0300, or by fax to 510-354-0169, with any further questions or comments you may have respect to the foregoing.

Yours truly,

/s/ Robert Cheney

Robert Cheney
Chief Executive Officer